UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

KOIL ENERGY SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

24372A305

(CUSIP Number)

Neal Goldman, 76 Third Street North, Naples, FL, 34102, (917) 744-7296

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24372A305	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Neal Goldman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 750,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 750,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 24372A305	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Koil Energy Solutions, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 1310 Rankin Road, Houston, TX 77073.

Item 2.  Identity and Background.

(a)	This Schedule 13D is being filed on behalf of Neal Goldman.
(b)	The address of the Reporting Person is 76 Third Street North, Naples, FL 34102.
(c)	Mr. Goldman is the managing member of Goldman Capital Management, Inc., a family office. The address of the principal business is 76 Third Street North, Naples, FL 34102. Mr. Goldman is a member of the Board of Directors of the Issuer.
(d)	During the last five years, the Reporting Person have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Goldman is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The source of funds is the personal investment capital of the Reporting Person, and the amount of funds used was $423,500.

At various times subsequent to his appointment as a director of the Company, Mr. Goldman has been granted options exercisable into Common Stock of the Company. Pursuant to Rule 13d-3, Mr. Goldman is deemed to beneficially own 50,000 shares subject to such options.

Item 4.  Purpose of Transaction.

The acquisition of securities of the Issuer is for investment purposes.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, and other than equity compensation with respect to Mr. Goldman’s service on the Board. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including Board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of his shares of Common Stock, or changing his intention with respect to any and all matters referred to in Item 4.

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CUSIP No. 24372A305	13D	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

a)	See Items 11 and 13 on the cover page to this Schedule 13D for the aggregate number and percentage of the class of securities identified pursuant to Item 1 owned by the Reporting Person.

b)	Number of shares as to which the Reporting Persons have:

a.	Sole power to vote or to direct the vote: See Item 7 on cover page to this Schedule 13D.
b.	Shared power to vote or to direct the vote: See Item 8 on cover page to this Schedule 13D.
c.	Sole power to dispose or direct the disposition: See Item 9 on cover page to this Schedule 13D.
d.	Shared power to dispose or direct the disposition: See Item 10 on cover page to this Schedule 13D.

c)	On September 25, 2024, the Reporting Person exercised the following options for a total of 200,000 shares of Common Stock.

a.	50,000 shares of Common Stock, with an exercise price of $0.37 per share.
b.	50,000 shares of Common Stock, with an exercise price of $0.72 per share.
c.	50,000 shares of Common Stock, with an exercise price of $0.63 per share.
d.	50,000 shares of Common Stock, with an exercise price of $0.55 per share.

Other than the foregoing, the Reporting Person has not effected any transactions in the Common Stock during the past sixty days.

d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None, other than agreements with respect to options granted to Mr. Goldman in connection with his service on the Board.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1. Form of Director Stock Option Agreement

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CUSIP No. 24372A305	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Neal Goldman Insert Name

Individual Insert Title

October 15, 2024 Insert Date

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